SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on the acquisition of Gas Brasiliano

Rio de Janeiro, May 31st 2010 – Petróleo Brasileiro S.A. – Petrobras, proceeds to render clarifications in response to notice CVM/Bovespa-GAE/CREM 1231/10, whose consultation was done under the following terms:

“Considering the terms of the Announcement to the Market of 05/27/2010, we request, for the purposes of market orientation, to be notified if the General Assembly of the Company will be convened to approve/ratify the acquisition through its subsidiary Petrobras Gás S.A. of 100% of Gas Brasiliano Distribuidora S.A., in compliance with the provision in article 256, of Law no. 6.404/76, modified by Law no. 10.303/01, and, if so, if the referred to operation shall provide the shareholders with the appraisal right according to provision in the same article.

If the appraisal right is observed, notify:

•          Which shareholders shall the right for manifestation, that is, the shareholders enrolled in which date in the records of the Company shall have the right to be in disagreement with the deliberations of the Assembly, to be convened for the approval/ratification of this operation;

•          Amount of the reimbursement, in R$ share;

•          Term and the procedures that the dissident shareholders shall have to adopt to manifest themselves.”

The acquisition of 100% of the shares issued by Gás Brasiliano Distribuidora (GBD) occurred through a Contract of Sale of Shares, executed between ENI INTERNATIONAL B.V. and Petrobras Gás S/A – GASPETRO, controlled by Petrobras. GASPETRO is a close corporation that holds interest in another 19 natural gas distributors channeled in many States.

For this reason, the provision in art. 256 of Law no. 6.404/76 (Joint Stock Company Law), does not apply to it, since it is a rule that only applies to open capital corporations.

In virtue of the foregoing, Petrobras informs that an Extraordinary General Meeting will not be convened, under the terms of the provision in art. 256 of the Joint Stock Company Law and informs that the operation will not provide any appraisal right.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.